Exhibit 97.1

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

Chapter 1: General aspects

1.1. Objective

To develop, implement and disclose a policy for the “Recovery of erroneously awarded incentive-based compensation” that have been paid to Executive Officers based on any measure of financial misreporting.

1.2. Scope

The policy applies to incentives granted to Executive Officers during the three-year period prior to the date on which the Company must prepare the accounting correction, if there was any. This policy applies to the separate and consolidated financial statements of Grupo Éxito.

It does not apply to those changes that do not come from an error, such as adoption of a new regulation or changes in estimates, or changes to adjust the presentation of economic facts; Therefore, incentive-recovery analyses should not be applied in such cases.

1.3. Responsibilities

The preparation and updating of the policy, as well as the monitoring and control to ensure its compliance and application, will correspond jointly to the Accounting Strategy and Consolidation Department and the Vice Presidency of Human Resources.

The responsibility of the Accounting Strategy and Consolidation Department includes (a) the identification of the possible accounting error (in accordance with IAS 8), its correction and its adequate disclosure, (b) as well as the report that must be made to the Vice Presidency of Human Resources.

The responsibility of the Vice Presidency of Human Resources will consist of (a) calculating the amount of the compensation or incentives awarded erroneously according to the information provided by the Accounting Strategy and Consolidation Department, (b) calculating the difference between the incentive granted on an erroneous basis and the adequate incentive to be paid, (c), presenting the recalculation report regarding the compensation awarded in excess to the Nomination, Compensation and Corporate Governance Committee, (d) notifying the recoveries to the affected Executive Officers and (e) making the recovery of the incentives granted on an erroneous basis. See below in section 2.6.

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

When the amount of compensation erroneously awarded cannot be calculated with enough mathematical accuracy (for example, when compensation is related to measures or variables linked to stock price and total shareholder return), the Nomination, Compensation and Corporate Governance Committee, with the collaboration of the Accounting Strategy and Consolidation Department and the Vice Presidency of Human Resources, must determine a reasonable estimate, with the documentation that duly supports it.

This recovery policy has been adopted and will be managed by the Independent Compensation Committee, the Accounting Strategy and Consolidation Department and the Vice Presidency of Human Resources and presented to the Nomination, Compensation and Corporate Governance Committee, and any determination made by them will be final and binding for all affected people.

1.4. Standards applicable

SEC Rules. SEC Release Nos. 33-11126 and 34-96159, Listing Standards for Recovery of Erroneously Awarded Compensation and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

1.5. Definitions

Retroactive restatement means an accounting update that occurred due to a material error in the financial statements. In general terms, it consists of correcting the recognition, measurement, and information to disclosure regarding the values in the financial statements, as if the error made in previous periods had never been made (IAS 8 paragraph 5).

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

Nomination, Compensation and Corporate Governance Committee means the independent compensation committee of the Board of Directors of the Company, composed exclusively of independent members in accordance with the rules of the New York Stock Exchange (NYSE). If the Nomination, Compensation and Corporate Governance Committee has at least one non-independent member, the term “Nomination, Compensation and Corporate Governance Committee” will mean, for the exclusive purposes of this policy, a majority of the members of the Board of Directors who are independent under the rules of the NYSE.

Incentive-based compensation, any compensation that is awarded or earned either partially or completely based on the achievement of any financial reporting measure. The rule (SEC - Release Nos. 33-11126 and 34-96159, Listing Standards for Recovery of Erroneously Awarded Compensation) clarifies that financial reporting measures can include both GAAP (IFRS) and non-GAAP financial measures. They also include measures linked to stock price and total shareholder return.

Executive Officer, is any individual who is or was an Executive Officer who complies with SEC guidelines, such as President, Chief Financial Officer, Chief Accountant, any Vice President of the Company or any Manager of the Company or any Director of the Company who is in charge of a business or a business unit (commercial, management, finance, services, brands), any manager or director of the subsidiaries and any other executive or person who participates in the formulation of corporate policies and metrics for incentives and compensations. The definition also applies to the same positions and personnel in foreign subsidiaries who perform similar functions to those mentioned for the Company.

Erroneously awarded compensation, any incentive-based compensation that has been overpaid, as a result of a retrospective accounting restatement.

Restatement date, whichever occurs first between (a) the day on which the Board of Directors or competent body concludes or reasonably should have concluded that a restatement is necessary (b) the day a regulatory entity requires it.

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

Materiality, if the line items can, individually or together, influence the economic decisions made by users on the basis of the financial statements.

When evaluating whether an error is material or not, the Group must document that evaluation describing in detail both qualitative and quantitative factors.

The materiality defined for the purposes of the restatement of financial statements aiming to recover the compensation based on an incentive paid, considering the number being corrected, it has been established at 10% of the net profit for the year. This error in net profit must be reviewed in those indicators that used this variable and that as a consequence of its use generated an incentive for the Executive Officers.

Once the compensation paid in error has been identified, both the materiality and impact of this compensation on the Company's net income must be reviewed. The materiality defined for the recovery of this incentive is 10% of the expense of the incentives account paid to Executive Officers, when this account exceeds 10% of the total labor expenses of the Company.

Chapter 2: Accounting treatment

2.1. Compensation recovery analysis. A recovery analysis will be performed if the Group is required to restate financial statements due to material default with any financial reporting under Securities Laws, including interval period reports. As indicated in the new standards, this would include any accounting restatement that requires:

●	Correcting an error previously issued in the financial statements that is material to said reports, or

●	Which could result in an erroneous disclosure, if not corrected or if the correction was recorded only in the current period.

Out-of-period adjustments and other changes that do not result in errors or for those changes that do not arise from an error, such as changes due to the adoption of a new standard, or changes in estimates, or changes to adjust presentation, are not considered as restatement.

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

Restatements that correct errors that are material with respect to previously issued financial statements are commonly called “big R” restatements and require immediate restatement.

Restatements that correct errors that are not material with respect to previously issued financial statements, but that would result in a material erroneous statement if a) the errors were incorrectly left in the current report, b) the correction of the error was recognized in the current period, commonly known as “little r” restatements, and their restatement can be carried out in the next report for the next fiscal period.

2.2. Compensation subject to recoveries. The Group will be required to recover incentive-based compensation erroneously provided and received by Executive Officers during the applicable clawback period, which means, those amounts received in excess that would otherwise have been received based on the restatement. Those amounts will be calculated before taxes, without considering the taxes paid by the Executive Officer.

If the amount has been recovered under another standard for the recovery of obligations or provisions, it will be appropriate to net this against the one resulting from the SEC requirement.

The incentives to review its recovery are:

●	Non-equity incentive plan awards that are earned based wholly or in part on satisfying a financial reporting measure performance goal; (long-term or short-term variable compensation; only what has to do with financial indicators).

●	Other cash awards based on satisfaction of a financial reporting measure performance goal.

Incentives that do not apply under the scope of this policy:

●	Salaries; in money, in kind or variable monthly salary.

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

●	Bonuses paid solely at the discretion of the compensation committee (Nomination, Compensation and Corporate Governance Committee) or board that are not paid from a “bonus pool” that is determined by satisfying a financial reporting measure performance goal.

●	Bonuses paid solely upon satisfying one or more subjective standards (e.g., demonstrated leadership) and/or completion of a specified employment period.

●	Awards earned by meeting one or more strategic qualitative measures, for example, consummating a merger or disinvestment, or operational results such as store openings, completing a project, increasing market share.

23. Compensations actually received. It is considered received in the Group's accounting period in which the metric or indicator of the financial statements is considered met, even if the payment was granted after the end of said period.

The Group's clawback policy will apply to incentive-based compensation received on or after the effective date of the new NYSE listing rules (i.e., October 2nd, 2022).

The definition of Executive Officer does not consider whether a person was or was not involved in the preparation of the financial statements or contributed or did not contribute to the error. Generally, the clawback analysis would be required to cover any person who served as an Executive officer at any time during the incentive compensation performance period. See definitions in section 1.5.

2.4. Clawback period. The policy applies to incentives received during the three-year period prior to the date on which the Group requires to prepare the accounting correction.

For example, if a calendar year-end finishes in November 2027 and an accounting restatement is required and restated financial statements are presented in January 2028, the clawback policy would apply to compensation received in years ending on December 31st, 2026, 2025 and 2024.

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

Since the recovery policy applies to incentive-based compensation received on or after January 1st, 2024, the clawback period to activate the accounting restatements in the initial years will be 2023. And therefore, the incentives awarded erroneously will be recovered from January 1st, 2023.

2.5. Reserve or prudence regarding recovery. The standard allows the Group to refuse to make any recoveries that may arise, but only in the event that the Nomination, Compensation and Corporate Governance Committee determines that such recovery is impracticable or that one of the following conditions is present:

●	Direct expenses paid to third parties to help enforce the policy (for example recovering the incentive paid to former employees) would exceed the amount to be recovered and the Group has made a reasonable attempt to recover them and has provided the NYSE with documentation to prove it.

●	Based on a legal opinion that the NYSE has found acceptable, the recovery would violate local regulations (Substantive Labor Code) that took effect before November 28, 2022.

●	The defined materiality criteria are not met.

The Group is required to make recoveries “with reasonable promptness.” This promptness has been defined as 1 year.

The Company cannot compensate any current or former Executive Officer for the recovery of erroneously awarded compensation. Additionally, it is prohibited to pay or reimburse the Executive Officer for any insurance premium that they contract to cover this recovery.

The Executive Officer shall reimburse the Group for all the expenses reasonably incurred by the Company (including legal fees) to recover erroneously awarded compensation.

It will be considered that any employment agreement, stock award agreement, compensation plan or any other agreement with an Executive Officer shall include, as a condition of the grant of any benefits thereunder, an agreement by the Executive Officer to comply with the terms of this Policy.

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

Any right of recovery under this Policy is additional and does not replace any other resource or right of recovery that may be available to the Group under the law, regulations or rules applicable or in accordance with the terms of any of the Group’s policy or any arrangement in any employment agreement, stock award agreement, compensation plan or other agreement.

2.6. Flow chart

2.7. Description of activities

Task	Description	Responsible Area

To identify the accounting error	Once errors are detected, their materiality will be evaluated and its effect on the financial statements will be calculated, as well as their possible restatement and needed disclosures.	Accounting Strategy and Consolidation Department

To calculate the overpaid incentive	The Vice Presidency of Human Resources and its different heads will calculate the compensation based on incentives, actually paid and what should be paid if such an error had not occurred, and therefore, they will also calculate the incentive to be recovered as applicable.	Vice Presidency of Human Resources

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

Task	Description	Responsible Area

To calculate the impact of the restatement	The Accounting Strategy and Consolidation Department will evaluate the impact of the restatement.	Accounting Strategy and Consolidation Department

To present the error and incentive to be recovered to the Committee or Board of Directors	The Accounting Strategy and Consolidation Department presents the error and the name of the incentive to be recovered. The Committee will decide whether to approve or not the restatement of the financial statements and the amount to be recovered, as well as the terms and conditions.	Accounting Strategy and Consolidation Department

To notify the recovery	The Vice Presidency of Human Resources will notify the active and non-active Executive Officers in the Group of the amount to be recovered through payroll deduction or a direct charge to former employees.	Vice Presidency of Human Resources

To collect the recovered incentive	The Legal Vice Presidency of Human Resources will carry out the legal processes to recover compensations erroneously awarded to former employees.	Vice Presidency of Human Resources

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

Chapter 3: Other requirements and disclosures

The Group presents this recovery policy as an appendix to its annual report and in Form 20-F.

Additionally, such forms will indicate (1) whether the financial statements included in the presentation reflect the correction of an error and (2) whether the correction of the error required an incentive compensation recovery analysis.

Detailed disclosures related to the application of this recovery policy must also be presented, even when it is concluded that the accounting restatement did not result in the need to recover the incentive, since any of the exceptions mentioned in section 2.5 are met.

The information required by item 6.F must be disclosed on Form 20-F, including the following:

●	The date on which the accounting restatement was required to be prepared.

●	The total amount of compensation erroneously awarded.

●	The calculation of the amount of compensation.

Accounting policies - Grupo Éxito
Recovery of erroneously awarded incentive-based compensation (SEC)
Accounting Strategy and Consolidation Department	October 2023

●	The total amount of erroneously awarded compensation pending at the end of the most recently completed year.

●	If any compensation awarded in error has not yet been defined and the reasons why the amount has not yet been determined.

●	For any erroneously awarded compensation that has been pending for 180 days or more from the determination of the recovery amount, the name of each Executive Officer and the amount pending.

●	For any recovery that is determined to be impracticable to recover, the name of each Executive Officer for whom recovery is not sought and a description of the reasons why recovery is not sought.

●	For any recovery analysis that results in a determination that compensation required under the issuer's policy was not erroneously awarded, a brief explanation of the basis for this conclusion.

Required disclosures will be subject to XBRL reports requirements.

Chapter 4: Testimony and recognition of the policy of recovery of erroneously awarded compensations.

By signing below, we acknowledge the following:

●	We have received and read the attached policy for the recovery of compensation awarded on an erroneous basis.

●	We agree to comply with all the terms of this Policy, during and after our involvement with the Group, including the appropriate payment or return of any compensation awarded on an erroneous basis as determined in all chapters of this Policy.

●	We renounce any right to compensation, insurance, or advance payment of expenses by the Group with respect to any compensation awarded on an erroneous basis.

Signature: __________________________

Name: _______________________

November 30th, 2023